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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 19 )*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  871508107
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                                 (CUSIP Number)


        Howard E. Steinberg, Executive Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 18, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 871508107
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1.  Names of Reporting Persons
    Reliance Financial Services Corporation

    I.R.S. Identification Nos. of above persons (entities only)
    51-0113548


2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) / /
                                                                         (b) / /


3.  SEC Use Only


4.  Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    X

6.  Citizenship or Place of Organization
    Delaware


                     7.   Sole Voting Power             10,577,888

Number of Shares
                     8.   Shared Voting Power
 Beneficially

 Owned by Each       9.   Sole Dispositive Power        10,577,888

Reporting Person
                     10.  Shared Dispositive Power
    With


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                  10,577,888


12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)
                  12.0%


14.      Type of Reporting Person (See Instructions)
                  HC


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ITEM 1.  Security and Issuer

This statement relates to the Common Stock, $.0l par value per share (the "Security"), of Symbol Technologies, Inc.(the "Issuer"), whose principal offices are located at One Symbol Plaza, Holtsville, New York 11742. This statement restates the Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation, a Delaware corporation ("Reliance Financial"), in respect of the Security prior to the date hereof.


ITEM 2.  Identity and Background

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries (the "Reliance Insurance Group") underwrite a broad range of commercial line property and casualty insurance and also underwrite personal automobile coverage. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 42.8% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts and partnerships. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


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
                                                  POSITION WITH RELIANCE FINANCIAL
NAME AND BUSINESS ADDRESS                            AND PRINCIPAL OCCUPATION
-------------------------                         --------------------------------
Saul P. Steinberg                                 Chairman of the Board, Chief Executive Officer,
Reliance Group Holdings, Inc.                     Chief Operating Officer and Director, Reliance
Park Avenue Plaza                                 Financial and RGH.
New York, New York 10055

Robert M. Steinberg                               Vice Chairman of the Board and Director,
Reliance Group Holdings, Inc.                     Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


George E. Bello                                   Executive Vice President, Controller and
Reliance Group Holdings, Inc.                     Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


Lowell C. Freiberg                                Executive Vice President, Chief Financial
Reliance Group Holdings, Inc.                     Officer and Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


Howard E. Steinberg, Esq.                         Executive Vice President, General Counsel and
Reliance Group Holdings, Inc.                     Corporate Secretary, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


Albert A. Benchimol                               Senior Vice President and Treasurer, Reliance
Reliance Group Holdings, Inc.                     Financial and RGH.
Park Avenue Plaza
New York, New York 10055

                                                  POSITION WITH RELIANCE FINANCIAL
NAME AND BUSINESS ADDRESS                            AND PRINCIPAL OCCUPATION
-------------------------                         --------------------------------
Dennis J. O'Leary                                 Senior Vice President-Taxes, Reliance Financial
Reliance Group Holdings, Inc.                     and RGH.
Park Avenue Plaza
New York, New York 10055


Philip S. Sherman                                 Senior Vice President-Group Controller, Reliance
Reliance Group Holdings, Inc.                     Financial and RGH.
Park Avenue Plaza
New York, New York 10055


Bruce L. Sokoloff                                 Senior Vice President--Administration, Reliance
Reliance Group Holdings, Inc.                     Financial and RGH.
Park Avenue Plaza
New York, New York 10055


James E. Yacobucci                                Senior Vice President--Investments and Director,
Reliance Insurance Company                        Reliance Financial, RGH and RIC.
Park Avenue Plaza
New York, New York 10055


Paul W. Zeller, Esq.                              Senior Vice President, Deputy General Counsel
Reliance Group Holdings, Inc.                     and Assistant Secretary, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055


George R. Baker                                   Assistant to Chairman of the Board and Director,
3401 North California Avenue                      Reliance Financial and RGH.
Chicago, Illinois 60618


Dr. Thomas P. Gerrity                             Director, Reliance Financial and RGH; Professor of Management,
The Wharton School                                the Wharton School of the University of Pennsylvania.
University of Pennsylvania
Steinberg Hall- Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

                                                  POSITION WITH RELIANCE FINANCIAL
NAME AND BUSINESS ADDRESS                            AND PRINCIPAL OCCUPATION
-------------------------                         --------------------------------
Jewell J. McCabe                                  Director, Reliance Financial and RGH.
211 E. 70th St., #30F
New York, New York 10021


Irving Schneider                                  Director, Reliance Financial and RGH; Co-Chairman
Helmsley-Spear, Inc.                              and Chief Operations Officer, Helmsley-Spear, Inc.,
60 East 42nd Street                               a real estate management corporation.
New York, New York 10165


Bernard L. Schwartz                               Director, Reliance Financial and RGH; Chairman of the
Loral Space & Communications Ltd.                 Board, Chief Executive Officer, Loral Space & Communications
600 Third Avenue                                  Ltd., a high-technology company concentrating on satellite-
New York, New York 10016                          based services; Chairman of the Board and Chief Executive
                                                  Officer, Globalstar Telecommunications, Ltd.


Richard E. Snyder                                 Director, Reliance Financial and RGH; Chairman and Chief
Golden Books Family                               Executive Officer of Golden Books Family Entertainment, Inc.,
Entertainment, Inc.                               a publisher of children's books.
850 Third Avenue
New York, New York 10022


Bruce E. Spivey                                   Director, Reliance Financial and RGH; President and Chief
Columbia-Cornell Care LLC                         Executive Officer, Columbia-Cornell Care LLC, the physician
900 Third Avenue, Suite 500                       organization of the clinical faculties of the medical schools
New York, New York  10022                         of Columbia and Cornell Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.


ITEM 3.  Source and Amount of Funds or Other Consideration

N/A

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ITEM 4.  Purpose of Transaction

The Securities are held for investment as part of the general investment portfolio of RIC and the other corporations named herein. Subject to availability and price and subject to applicable laws and regulations, each such corporation may dispose of all or a portion of such Securities on terms and at prices determined by it.

ITEM 5.  Interest in Securities of the Issuer.

During the past sixty days there were no purchases of Securities beneficially owned by Reliance Financial. After giving effect to a 3 for 2 stock split on each of April 1, 1997, April 7, 1998 and June 1, 1999 (collectively, the "Stock Splits"), and to the sale in the last sixty days of Securities beneficially owned by Reliance Financial set forth below, 10,577,888 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 12.0% of the Securities outstanding. Of the 10,577,888 shares beneficially owned by Reliance Financial, 9,346,801 shares are owned directly by RIC, 668,587 shares are owned directly by Reliance National Indemnity Company, an insurance subsidiary of RIC, and 562,500 shares are owned directly by United Pacific Insurance Company, an insurance subsidiary of RIC. Each of the corporations listed above has sole voting and dispositive power over all of the shares directly owned by it.

Below is a list of sales of the Securities beneficially owned by Reliance Financial during the past sixty days, all of which were accomplished through ordinary brokerage transactions:

                                              Number of                Price
Date                  Company                  Shares                Per Share
----                  -------                 ---------              ---------

11/18/99          Reliance Insurance Co.      1,000,000                $49.00
11/22/99          Reliance Insurance Co.        500,000                $49.00

To the best knowledge of Reliance Financial, after giving effect to the Stock Splits and to the sale in the last sixty days of the Securities set forth below, Mr. Lowell C. Freiberg beneficially owns 85,873 shares of the Security (38,436 of which are based upon the assumed exercise of stock options), representing approximately .10% of the Securities outstanding and Mr. Saul P. Steinberg beneficially owns 5,625 shares of the Security (based upon the assumed exercise of stock options), representing less than .01% of the Securities outstanding. Each of Mr. Freiberg and Mr. Steinberg has sole voting and dispositive power over the shares of the Security owned by him. To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security.


Below is a list of sales of the Securities by Saul P. Steinberg and Lowell C. Freiberg during the past sixty days, all of which were accomplished through ordinary brokerage transactions:


                                          Number of           Price
Date                  Company              Shares           Per Share
----                  -------             ---------         ---------

10/25/99           Saul P. Steinberg        2,999           $37.6875
10/25/99           Saul P. Steinberg        5,800           $37.75
10/25/99           Saul P. Steinberg        3,400           $37.625
10/25/99           Saul P. Steinberg        4,000           $37.75
10/25/99           Saul P. Steinberg        12,200          $38.00
10/25/99           Saul P. Steinberg        1,600           $37.875
10/25/99           Saul P. Steinberg        5,625           $38.3125
10/25/99           Saul P. Steinberg        2,812           $38.0625
11/17/99           Lowell C. Freiberg       2,000           $50.25
11/17/99           Lowell C. Freiberg       2,000           $50.375
11/17/99           Lowell C. Freiberg       2,000           $51.50
11/17/99           Lowell C. Freiberg       2,000           $50.875
11/17/99           Lowell C. Freiberg       7,000           $51.125


To Reliance Financial's knowledge, none of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement referred to in Item 7 as in effect on the date hereof, the issuer has granted RIC the right to designate one nominee for election to the Issuer's Board of Directors for so long as RIC owns a specified minimum number of shares of the Security (subject to adjustment).

Item 7.  Material to be Filed as Exhibits

Purchase Agreement, dated February 4, 1985, between Symbol Technologies, Inc. and Reliance Insurance Company (the "Purchase Agreement") (incorporated by reference to Exhibit 1 to Schedule 13D filed in paper format).

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         SIGNATURE
         ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 22, 1999


                                  RELIANCE FINANCIAL SERVICES CORPORATION




                                  By:       /s/ James E. Yacobucci
                                      --------------------------------------
                                      James E. Yacobucci
                                      Senior Vice President-Investments